Exhibit 99.23

MANAGEMENT DISCUSSION AND ANALYSIS

Three and nine months ended September 30, 2020 and 2019

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2020

INTRODUCTION

The Management Discussion & Analysis has been prepared by management and reviewed and approved by the Board of Directors on November 12, 2020. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited quarterly condensed interim consolidated financial statements and the related notes thereto for the quarters ended September 30, 2020 and September 30, 2019, and in conjunction with the audited annual consolidated financial statements and the related notes thereto for the years ended December 31, 2019 and December 31, 2018. The information provided herein supplements but does not form part of the consolidated financial statements. This discussion covers the nine months ended September 30, 2020 and the subsequent period up to November 12, 2020, the date of preparation of this MD&A. Monetary amounts in the following discussion are in Canadian dollars unless otherwise noted.

Additional information, including annual audited consolidated financial statements and more detail on specific mineral exploration properties discussed in this MD&A can be found on the Company’s page at www.sedar.com or on the Company’s website: www.skeenaresources.com

The technical information presented herein has been reviewed by Paul Geddes, P.Geo, the Company’s Vice-President of Exploration and Resource Development, and a qualified person as defined by National Instrument 43-101.

This MD&A contains Forward Looking Information.
Please read the Cautionary Statements on page 3 carefully.

2

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

FORWARD LOOKING STATEMENTS

This MD&A contains certain forward-looking statements or forward-looking information within the meaning of applicable Canadian securities laws. All statements and information, other than statements of historical fact, included in or incorporated by reference into this MD&A are forward-looking statements and forward-looking information, including, without limitation, statements regarding activities, events or developments that we expect or anticipate may occur in the future. Such forward-looking statements and information can be identified by the use of forward-looking words such as "will", "expect", "intend", "plan", "estimate", "anticipate", "believe" or "continue" or similar words and expressions or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which such forward-looking statements and information are based will occur or, even if they do occur, will result in the performance, events or results expected.

The forward-looking statements and forward-looking information reflect the current beliefs of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed in or implied by the forward-looking statements. This forward-looking information includes estimates, forecasts, plans, priorities, strategies and statements as to the Company’s current expectations and assumptions concerning, among other things, ability to access sufficient funds to carry on operations, financial and operational performance and prospects, anticipated outcomes of lawsuits and other legal issues, particularly in relation to potential receipt or retention of regulatory approvals, permits and licenses, treatment under governmental regulatory regimes, stability of various governments including those who consider themselves self-governing, continuation of rights to explore and mine, collection of receivables, the success of exploration programs, the estimation of mineral resources, anticipated conclusions of economic assessments of projects, our ability to attract and retain skilled staff, expectations of market prices and costs, exploration, development and expansion plans and objectives, requirements for additional capital, the availability of financing, and the future development and costs and outcomes of the Company’s exploration projects. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

We caution readers of this MD&A not to place undue reliance on forward-looking statements and information contained herein, which are not a guarantee of performance, events or results and are subject to a number of risks, uncertainties and other factors that could cause actual performance, events or results to differ materially from those expressed or implied by such forward-looking statements and information. These factors include: the ability to obtain permits or approvals required to conduct planned exploration programs; the results of exploration; inaccurate geological and engineering assumptions; unanticipated future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and unanticipated events related to health, safety and environmental matters); social unrest; failure of counterparties to perform their contractual obligations; changes in priorities, plans, strategies and prospects; general economic, industry, business and market conditions; disruptions or changes in the credit or securities markets; changes in law, regulation, or application and interpretation of the same; the ability to implement business plans and strategies, and to pursue business opportunities; rulings by courts or arbitrators, proceedings and investigations; inflationary pressures; and various other events, conditions or circumstances that could disrupt Skeena’s priorities, plans, strategies and prospects including those detailed from time to time in the Company’s reports and public filings with the Canadian securities administrators, filed on SEDAR.

This information speaks only as of the date of this MD&A. The Company undertakes no obligation to revise or update forward-looking information after the date of this document, nor to make revisions to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws or the policies of the TSX-V exchange.

3

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

THE COMPANY

The principle business of Skeena Resources Limited (“Skeena” or “the Company”) is the exploration and development of mineral properties in the Golden Triangle of northwest British Columbia, Canada. The Company owns or controls several exploration-stage properties including the past-producing Snip gold mine (“Snip”), and an option to acquire a 100% interest in the past-producing Eskay Creek gold mine (“Eskay”).

The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan, and trades on the Toronto Stock Exchange (“TSX”) under the symbol SKE, the OTCQX under SKREF and the Frankfurt Stock Exchange under RXFB.

EXPLORATION PROPERTIES

Snip Gold Mine, Northwest British Columbia:

On July 31, 2017, Skeena acquired a 100% interest in the Snip past-producing gold mine from Barrick Gold Inc. (“Barrick”). The property consists of one mining lease and four mineral tenures totaling approximately 1,932 hectares. Under the terms of the acquisition agreement with Barrick, Barrick retains certain rights, principally:

•	1% Net Smelter Returns royalty interest (“NSR”) retained by Barrick on the Snip property, or

•	Subject to Skeena delineating in excess of 2 million ounces of gold, Barrick may exercise a back-in right to purchase a 51% interest in the property in return for a payment of three times Skeena’s cumulative exploration expenditures on the property, following which the parties will form a joint venture, and Barrick would relinquish its 1% NSR.

On October 16, 2018, Skeena closed an agreement with Hochschild Mining Holdings Limited (“Hochschild”). The agreement included an option to acquire a portion of Skeena’s Snip Property, the opportunity to have a representative on the Board of Directors, as well as a private placement financing.

Under the property option agreement, Skeena granted Hochschild an option to earn a 60% undivided interest in Snip located in the Golden Triangle of British Columbia (the “Option”). Hochschild will have three years to provide notice to Skeena that it wishes to exercise the Option, and has not yet provided such notice. Once notice has been provided, Hochschild shall then have three years (the “Option Period”) to:

•	incur expenditures on Snip that are no less than twice the amount of such expenditures incurred by Skeena from March 23, 2016 up until the time of exercise of the Option by Hochschild;

•	incur no less than $7.5 million in exploration or development expenditures on Snip in each 12-month period of the Option Period; and

•	provide 60% of the financial assurance required by governmental authorities for the Snip mining properties.

After completing a minimum spend of $22,500,000, Hochschild may extend the Option Period by a further period of 12 months by making a cash payment to Skeena of $1.0 million.

Concurrent with the Hochschild agreement, Skeena raised gross proceeds of $6,767,398 from the sale of 7,519,331 flow-through common shares of the Company at a price of $0.90 per share.

4

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

The Snip mine produced approximately 1.1 million ounces of gold from 1991 to 1999 at an average grade of 27.5 g/t. Skeena reviewed and modelled in-excess of 280,000 m of historical drilling data and completed an initial 7,200 m of surface drilling in a new program during 2016 which returned encouraging results. A winterized exploration camp has been established, and in 2017 the exploration team re-opened and rehabilitated the underground workings, and re-established ventilation and electric services prior to completing a preliminary 8,652 m underground drill-program during December 2017. A Phase-II drill program of 11,000 m was initiated during March 2018 and completed in November 2018.

Eskay Creek Project, Northwest British Columbia

Eskay Creek’s historic production was 3.3 million ounces of gold and 160 million ounces of silver from 2.2 million tonnes of ore from 1994 until closure in 2008. The property is renowned as being the highest-grade operation in the world at 45 g/t gold average grade.

On February 28, 2019, the Company released an updated pit-constrained mineral resource estimate and a 43-101 technical report was filed on the Company’s website and SEDAR on April 15, 2019. On November 7, 2019, the Company released the results of a Preliminary Economic Assessment (PEA) for Eskay Creek, and filed the 43-101 PEA report on the Company’s website and on SEDAR on December 20, 2019.

On August 4, 2020, Skeena announced that it had entered into a definitive agreement with Barrick Gold Inc. (“Barrick”) under which Skeena will exercise its option to acquire a full 100% interest in the Eskay Creek project (“Eskay”), located in the Golden Triangle region of northwest British Columbia. In order to acquire the 100% interest in Eskay, Skeena will:

•	issue 22,500,000 units, with each unit comprising one common share of Skeena and one half of a warrant, with each whole warrant entitling Barrick to purchase one additional common share of Skeena at an exercise price of $2.70 each until the second anniversary of the closing date.

•	grant to Barrick a 1% NSR royalty on the entire Eskay land package, half of which may be repurchased from Barrick during the 24 month period after closing at a cost of $17.5 million, and

•	issue a further payment of $15 million if Skeena sells more than a 50% interest in Eskay during the 24 month period after closing.

As part of this transaction, Barrick has agreed to waive their previous back-in right, which would have allowed them to purchase a 51% interest in the Property under the terms of the previous option agreement. Instead, as a result of this transaction Barrick will become a significant shareholder in Skeena. Barrick could previously have exercised a back-in right by paying Skeena up to three times Skeena’s cumulative expense on the project, forfeiting its entitlement to a royalty, and reimbursing Skeena for the purchase price, and by assuming any bonding requirement for Barrick’s proportionate interest. This back-in right is no longer in force.

Spectrum-GJ Project, Northwest British Columbia

The 43,410-hectare Spectrum-GJ copper-gold property consists of 93 contiguous mineral claims situated approximately 30 km west of Imperial Metals’ Red Chris Mine in the Golden Triangle of northwest British Columbia. The property consists of the Spectrum gold project, which contains high-grade sulphide-gold (>4 g/t Au) and bulk tonnage porphyry-style gold-copper, and the GJ project, which contains copper-gold porphyry mineralization.

5

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

In April 2017, Skeena announced the results of a 43-101 Preliminary Economic Assessment (“PEA”) and Mineral Resource update for Spectrum-GJ. The detailed technical report is available both on SEDAR and on the Company’s website. The project showed the potential for a greater than 25-year mine life with low initial capex of $216 million, a base case pre-tax 8% NPV of $546 million and a 27% IRR (pre-tax).

During the year-ended December 31, 2019, the Tahltan Central Government undertook an initiative to protect the places that have cultural, ecological and sustenance value to the Tahltan, and identified that the Spectrum project covers one such place. The Company regarded this development as an impairment indicator which triggered an analysis of the net recoverable amount of the Spectrum property. As a result, the Company recorded an impairment loss of $7,362,175, reducing its carrying value to $Nil.

RECENT TRANSACTIONS

Financing Transactions

On March 31, 2020, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $15,015,000 were raised by the issuance of 13,000,000 British Columbia super-flow-through shares at a price of $1.155 per flow-through share. On April 15, 2020, the Company closed the second tranche of the non-brokered private placement offering, whereby gross proceeds of $18,246,506 were raised upon the issuance of 5,772,910 British Columbia super-flow-through shares at a price of $1.155 and 11,027,424 national flow-through shares at a price of $1.05.

On November 11, 2020, the Company entered into an underwriting agreement to sell 17,021,277 common shares at a price of $2.35 per share for gross proceeds of $40,000,000 (the “Offering”). The Company has granted to the underwriters an option to purchase additional common shares on the same terms as the Offering for up to 15% of the common shares sold in the Offering, exercisable within 30 days of the date of closing of the Offering. If the over-allotment option is exercised in full, the total gross proceeds to the Company will be $46,000,001. The Common Shares will be offered pursuant to a final prospectus supplement dated November 11, 2020 to the Company’s short form base shelf prospectus dated November 4, 2020. The Offering is expected to close on or about November 17, 2020.

Other Capital Transactions

On January 17, 2020, Skeena granted 2,940,000 incentive stock options to directors, officers, employees and consultants of the Company. The incentive stock options vest over two years with one-third vesting immediately, one-third after 12 months and one-third after 24 months. After vesting, each incentive stock option will allow the holder to purchase one common share in the Company at a price of C$1.04 for a term of 5 years, expiring on January 17, 2025.

On the same date, the Company also approved the reservation of 192,308 common shares (the “Incentive Shares”), subject to vesting. In order to help retain and motivate key members of management, these Incentive Shares will not be issued unless or until they vest on January 17, 2022, or in the event of a change of control of the Company if sooner. The Incentive Shares were valued at $200,000 on the date of reservation, but it is expected that they will have a different value upon the eventual vesting and issuance to the key members of management, if the vesting conditions are satisfied.

On May 8, 2020, Skeena granted 4,200,000 incentive stock options to directors, officers and employees of the Company. The incentive stock options vest over two years with one-third vesting immediately, one-third after 12 months and one-third after 24 months. After vesting, each incentive stock option will allow the holder to purchase one common share in the Company at a price of C$1.12. for a term of 5 years, expiring on May 8, 2025.

6

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

On October 2, 2020, the Company completed the purchase of Eskay Creek from Barrick and Skeena now owns 100% of the Eskay Creek gold-silver project. At closing, Barrick was issued 22,500,000 million units of the Company, with each unit comprised of one common share and one half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of $2.70 for a period of two years from issuance. The warrants were valued using the Black-Scholes option pricing model at a value of $11,325,980.

As the Company’s share price has been increasing, warrant holders exercised 5,607,449 warrants and option holders exercised 1,473,446 incentive stock options to purchase common shares throughout the nine months ended September 30, 2020, with additional incentive stock option exercises subsequent to the period end.

RECENT PROGRESS

Snip Gold Mine, Northwest British Columbia

On July 31, 2017, Skeena announced that it had satisfied the terms of the option agreement and has acquired a 100% interest in the Snip Project from Barrick.

Underground drilling in late 2017 focused on confirming and expanding the modelled mineralization related to historic mining remnants proximal to the underground development. The program also targeted the numerous mineralized footwall structures that were not included in the historical Snip mineral resource. The data collected from this initial Phase I 8,652 m program were used to plan Skeena’s 9,583 m Phase II drill program initiated in March 2018 and completed in August 2018.

Both Skeena drill programs at the Snip Project have been successful in not only confirming the spatial and grade continuity of remnant mineralization but also defining new extensions to zones that were not delineated by previous operators. Geological and grade modelling of the extensive historical database resulted in the generation of numerous targets, including the 200 Footwall Corridor and Eastern Twin Zone.

On July 21, 2020, Skeena announced the first underground mineral resource estimate for Snip, which was reviewed and validated by SRK Consulting (Canada) Inc. The underground constrained Indicated resources include 244,000 ounces of gold hosted within 539,000 tonnes at an average gold grade of 14.0 g/t Au. Resources within the Inferred category include 402,000 ounces of gold hosted within 942,000 tonnes at an average gold grade of 13.3 g/t Au (Table 1). In the determination of reasonable prospects for economic extraction, long hole stoping is contemplated. Sensitivities to the gold cut-off are presented in Table 2.

Table 1: Snip Indicated and Inferred underground resources reported undiluted at a 2.5 g/t Au cut-off grade within stope optimized mining shapes.

	Domain	Tonnes (000)	Contained Grade Au (g/t)	Contained Metal Au (000 oz)
Indicated Mineral Resources
	Main -V	165	12.8	68
	Main - S	337	15.0	163
	Twin West	37	10.4	12
		539	14.0	244
Total Indicated
Inferred Mineral Resources	Main -V	287	13.1	121
	Main -S	599	13.4	258
	Twin West	56	12.4	23
		942	13.3	402
Total Inferred

7

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

A technical report underpinning the maiden underground mineral resource estimate for Snip was filed on the Company’s website and SEDAR on September 3, 2020.

Eskay Creek Project, Northwest British Columbia

In December 2017, Skeena secured an option to acquire 100% interest in the Eskay Creek property from Barrick. The Project consists of eight mineral leases, two surface leases and several unpatented mining claims which total 6,151 hectares. Eskay Creek has excellent infrastructure including all-weather road access and proximity to the new 287-kilovolt Northwest Transmission Line.

Eskay Creek is a precious and base metal-rich volcanogenic massive sulphide (“VMS”) deposit. Regionally, this style of mineralization has been the focus of considerable exploration activity in the “Golden Triangle” of British Columbia, Canada dating back to 1932. Exploration programs in 1988 led to the discovery of the Eskay Creek 21A and 21B Zones, followed by underground development of the 21B Zone starting in 1990, with the official opening of the Eskay Creek mine in 1994. Over the 14-year mine life, approximately 2.2 Mt of ore were mined with cut-off grades ranging from 12 to 15 g/t gold equivalent for mill ore, and 30 g/t gold equivalent for direct shipping smelter ore. From 1994 until 2008 the Eskay Creek mine produced approximately 3.3 Moz of gold and 160 Moz of silver at average grades of 45 g/t Au and 2,224 g/t Ag and was once the world’s highest-grade gold mine and the fifth-largest silver mine by volume.

Since announcing the option agreement to acquire Eskay Creek from Barrick in December 2017, Skeena has completed an extensive review of the historical database provided by Barrick, and a Preliminary Economic Assessment (“PEA”) based upon the results of Skeena drilling programs.

2019 Preliminary Economic Assessment - Eskay Creek Project

On November 7, 2019, the Company announced the results of its Eskay Creek PEA completed by Ausenco Engineering Canada Inc. (“Ausenco”), supported by SRK Consulting (Canada), and AGP Mining Consultants, for the Eskay Creek gold-silver project. Eskay Creek 2019 PEA Highlights include:

•	High-grade open-pit averaging 3.23 g/t Au, 78 g/t Ag (4.17 g/t AuEq) (diluted)

•	After-tax NPV5 of C$638M (US$491M) and 51% IRR at US$1,325/oz Au and US$16/oz Ag

•	After-tax payback period of 1.2 years

•	Pre-production capital expenditures (CAPEX) of C$303M (US$233M)

•	After-tax NPV:CAPEX Ratio of 2.1:1

•	Life of mine (“LOM”) average annual production of 236,000 oz Au, 5,812,000 oz Ag (306,000 oz AuEq)

•	LOM all-in sustaining costs (AISC) of C$983/oz (US$757/oz) AuEq recovered

•	LOM cash costs of C$949/oz (US$731/oz) AuEq recovered

•	6,850 Tonne per day (TPD) mill and flotation plant producing saleable concentrate

1.            Exchange Rate (US$/C$) of 0.77

2.            Cash costs are inclusive of mining costs, processing costs, site G&A, treatment and refining charges and royalties

3.            AISC includes cash costs plus estimated corporate G&A, sustaining capital and closure costs

4.            Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 82.8]

Eskay Creek PEA Executive Summary

The 2019 Eskay Creek PEA considers an open pit mine with on-site treatment of the mined material by conventional milling and flotation to recover a gold-silver concentrate for provision to third-party smelters. At present, the underground resources are not considered in the PEA study. The open-pit mine will be an owner-operated, standard truck and shovel operation with a leased mining fleet. The processing capacity of 6,850 t per day will result in a production lifespan of 8.6 years. An additional 1.5 years of pre-stripping, stockpiling and mine access development is planned prior to the processing facility becoming fully operational in Year 1. The PEA leverages Eskay Creek’s extensive existing infrastructure, including all-weather access roads, previously permitted tailing storage facilities (TSF) and proximity to the recently commissioned 195 MW hydroelectric facilities and linked power grid.

8

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

The PEA is derived from the Company’s pit-constrained resource estimate (February 28, 2019), and does not include results from the Company’s recently initiated and ongoing 2019 Phase I infill drilling program. The effective date of the PEA is November 7, 2019 and a technical report was filed on the Company’s website and SEDAR on December 20, 2019.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. The PEA is preliminary in nature and includes inferred mineral resources which are insufficiently understood to have economic considerations applied to them that would enable them to be classified as mineral reserves. There is no certainty that PEA results will be realized.

Table 1: 2019 Eskay Creek 2019 PEA Detailed Parameters and Outputs

Assumptions
Gold Price (US$)	$1,325
Silver Price (US$)	$16
Exchange Rate (US$/C$)	0.77
Discount Rate	5%
Royalties	1%
Contained Metals
Contained Gold Ounces (koz)	2,212
Contained Silver Ounces (koz)	53,404
Contained AuEq Ounces (koz)	2,857
Mining
Mine Life (Years)	8.6
Strip Ratio (Waste tonnes:Ore tonnes)	7.2:1
Total Tonnage Mined (t)	175,270
Total Ore Tonnes Mined (t)	21,307
Processing
Processing Throughput (TPD)	6,850
Average Mined (Diluted) Gold Grade (g/t)	3.23
Average Mined (Diluted) Silver Grade (g/t)	78
Average Mined (Diluted) Gold Equivalent Grade (g/t)	4.17
Production
Gold Recovery	91.1%
Silver Recovery	92.4%
LOM Gold Production (koz)	2,022
LOM Silver Production (koz)	49,872
LOM Gold Equivalent Production (koz)	2,624
LOM Average Annual Gold Production (koz)	236
LOM Average Annual Silver Production (koz)	5,812
LOM Average Annual Gold Equivalent Production (koz)	306

9

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

Table 1: 2019 Eskay Creek 2019 PEA Detailed Parameters and Outputs (continued)

Operating Costs
Mining Cost (C$/t Mined)	$3.44
Mining Cost (C$/t Milled)	$26.32
Processing Cost (C$/t Milled)	$21.64
G&A Cost (C$/t Milled)	$6.06
Total Operating Cost (C$/t Milled)	$54.03
Cash Costs and AISC
LOM Cash Cost (US$/oz Au) Net of Silver By-Product	$582
LOM Cash Cost (US$/oz AuEq) Co-Product	$731
LOM AISC (US$/oz Au) Net of Silver By-Product	$615
LOM AISC (US$/oz AuEq) Co-Product	$757
Capital Expenditures
Pre-Production Capital Expenditures (C$M)	$303
Sustaining LOM Capital Expenditures (C$M)	$27
Reclamation Cost (C$M)	$52
Economics
After-Tax NPV5% (C$M)	$638
After-Tax IRR	51%
After-Tax Payback Period (Years)	1.2
After-Tax NPV:CAPEX Ratio	2.1:1
Pre-Tax NPV5% (C$M)	$993
Pre-Tax IRR	63%
Pre-Tax Payback Period (Years)	1.1
Pre-Tax NPV:CAPEX Ratio	3.3:1
Average Annual After-Tax Free Cash Flow (Year 1-9) (C$M)	$147
LOM After-Tax Free Cash Flow (C$M)	$959

1.	Cash costs are inclusive of mining costs, processing costs, site G&A, treatment and refining charges and royalties

2.	AISC includes cash costs plus corporate G&A, sustaining capital and closure costs

3.	Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 82.8]

Eskay Creek Mineral Resource Estimate

The Company’s current Mineral Resource Estimate (MRE; effective date of February 28, 2019) completed by SRK Consulting (Canada) forms the basis for this PEA. The MRE does not include drilling results from the Company’s recently initiated and ongoing 2019 Phase I infill program.

Table 2: Pit constrained Mineral Resource Statement reported at 0.7 g/t AuEq cut-off:

		Grade			Contained Ounces
	T	AuEq	Au	Ag	AuEq	Au	Ag
	(000)	g/t	g/t	g/t	oz (000)	oz (000)	oz (000)
Total Indicated	12,650	5.8	4.3	110	2,340	1,740	44,660
Total Inferred	14,420	2.9	2.3	47	1,340	1,050	21,720

Table 3: Underground Mineral Resource Statement reported at a 5.0 g/t AuEq cut-off:

		Grade			Contained Ounces
	T	AuEq	Au	Ag	AuEq	Au	Ag
	(000)	g/t	g/t	g/t	oz (000)	oz (000)	oz (000)
Total Indicated	819	8.2	6.4	139	218	169	3,657
Total Inferred	295	8.2	7.1	82	78	68	778

10

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

Mineral resources are not mineral reserves as they do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources estimated will be converted into Mineral Reserves. For further details and specifics, the reader is directed to the MRE as published on the Company’s website, and on the company’s page on SEDAR.

Environmental and Permitting Considerations

Eskay Creek represents a closed mine with existing permits for mine discharge and waste disposal. The site has been maintained in good standing and environmental monitoring has been ongoing during operations and since the site was closed in 2008. There is a substantial database of environmental information for the site and region spanning almost 30 years. To accommodate the mine design contemplated by the PEA, updated environmental assessment and mine permits will be required. The Company is currently performing a gap analysis of existing environmental data to identify additional data needs with the intent of carrying out environmental baseline studies to advance the permitting process.

Community Relations

Eskay Creek has maintained a long-standing relationship with the Tahltan Nation. Previous operators maintained agreements with the Tahltan which included provisions for training, employment, and contracting opportunities. The Company has been working in the Tahltan Territory since 2016 and has developed a strong working relationship with the Nation. Skeena also maintains formal agreements with the Tahltan Central Government which guide communications, environmental practices, and contracting and employment opportunities for their project in Tahltan Territory. Skeena participates in the BC Regional Mining Alliance (BCRMA) which is a partnership between First Nations, the BC Government, AME BC and exploration companies operating in the Golden Triangle region of BC. The BCRMA provides a platform for all parties to collaborate in communications with the potential investment partners on opportunities in the region.

Project Opportunities and Value Enhancements

The 2019 PEA clearly demonstrates that Eskay Creek has the potential to become an economically viable project. Additional opportunities and next steps include:

•	Continued drill-conversion of Inferred resources to the Measured and Indicated categories

•	Potential for expansion and upgrading of the existing pit-constrained, and inclusion of underground, resources

•	Mine scheduling optimization allowing for the alternative ore blending scenarios

•	Supplementary metallurgical optimizations including deposit-wide variability testing

•	Geotechnical investigations to complement and potentially enhance the current pit slope designs

•	Gap analyses and environmental baseline studies to support expedited permitting

•	Further optimization of water management infrastructure

Skeena’s Drilling of the High-Grade Mineralization in Lower Mudstone

In August 2018 Skeena commenced an surface diamond core drill (DDH) program at Eskay Creek. The goal of the program was to increase drill density in select areas of mineralization to support mine planning, collect fresh material for preliminary metallurgical testing, and delineate mineralization in areas that have not previously been drill tested. This Phase 1 exploration and definition drilling campaign was focused upon the previously unmined 21A, 21C and 22 Zones which present shallow drilling targets located proximal and peripheral to the historical mine footprint and hold high potential for delineating extensions to known mineralization which may be suitable for open-pit mining. The 2019 Phase 1 program successfully upgraded the confidence of Inferred mineralization hosted in the Zones.

11

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

During this program, two DDH (SK-19-063 and SK-19-067), were extended below the Inferred resources to test the exploration potential of a secondary and lesser known mineralized mudstone unit. Regionally extensive and averaging 5 - 15 m in true thickness, the Lower Mudstone is situated approximately 100 m below the Eskay Creek deposits and has been traced by historical drilling for over 5,000 m along strike. The recent intercepts of interest include:

•	SK-19-063: Below the 21A Zone Contact Mudstone and footwall rhyolite package (the strata of historic mining), SK-19-063 intersected a thick package of the underlying Lower Mudstone which graded 312.81 g/t Au and 95 g/t Ag (314.07 g/t AuEq) over 2.21 m (including an individual 0.5 m sample with considerable visible gold grading 1,380 g/t Au, 322 g/t Ag (1,384.29 g/t AuEq)).

•	SK-19-067: This DDH intersected 8.02 g/t Au, <5 g/t Ag (8.05 g/t AuEq) over 1.50 m, mineralization which is corroborated by a historic DDH intercept of 5.80 g/t Au, 5.75 g/t Ag (5.88 g/t AuEq) over 6.00 m (DDH CA89-023).

Recent Updates

2020 Phase 1 and Phase 2 DDH Programs

The recently completed 2020 Phase 1 DDH campaign at Eskay Creek initially focussed on converting pit-constrained Inferred resources to Indicated resources via infill in the 22, 21A, 21E, 21B, 21C and HW Zones. Inferred resources were converted to the Indicated classification in the 21A, 21E and HW Zones. A total of 14,266 m over 209 holes were drilled. The 2020 Phase 1 infill program at Eskay Creek continues to demonstrate the excellent continuity of the current resource model which is derived largely from historical drilling. Phase 1 infill drilling has correlated extremely well with the historical drilling with respect to grades, widths and spatial distribution of mineralization.

The Company has now completed the Phase 1 drilling program and is focused on the Phase 2 program of resource category conversion. As result of the recent agreement with Barrick, this campaign can now drill within the 25 m development buffer surrounding all high-grade historic mine workings which were previously restricted from Skeena drilling.

New Mineralization Discovered at Eskay Deeps

Exploration drilling has intersected significant mineralization in the recently recognized Eskay Deeps prospect, situated at 600 m depth in a previously unexplored area of the Project. This previously unidentified mineralization occurs greater than 260 metres vertically below the lower extents of the currently modelled Water Tower Zone (WTZ) and is open in all directions. Mineralization here occurs as discordant/crosscutting, pyritic replacements which are devoid of impurities (i.e., Hg-As-Sb) and is hosted within the Even Lower Mudstone (ELM) and Lower Andesite sequence which lie at-depth below the historically mined strata. The intersected apparent thickness of the ELM at this location is approximately 125 m. Due to a lack of any other supporting drill holes in this new area, true widths cannot yet be estimated.

Eskay Deeps Highlights:

•	5.72 g/t Au, 12 g/t Ag (5.88 g/t AuEq) over 17.00 m (SK-20-257)

o	Including: 20.29 g/t Au, 37 g/t Ag (20.78 g/t AuEq) over 3.50 m

•	15.38 g/t Au, 11 g/t Ag (15.53 g/t AuEq) over 3.18 m (SK-20-257)

o	Including: 44.60 g/t Au, 28 g/t Ag (44.97 g/t AuEq) over 1.00 m

•	17.45 g/t Au, 10 g/t Ag (17.58 g/t AuEq) over 1.38 m

Eskay Updates for the quarter ended September 30, 2020

On June 15, 2020 Skeena announced the commencement of a preliminary feasibility study (PFS) for the Eskay project, with a target completion date of summer 2021. In order to inform the development of the PFS, Skeena is conducting an extensive infill drilling program designed to convert a large portion of the Inferred resources into the Measured & Indicated category and, following completion of the PFS, declaring maiden reserves for Eskay Creek.

12

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

Following the completion of the Eskay Creek PEA in 2019, several areas were identified that could be optimized and enhanced with further work. This included optimizing the metallurgy and the concentrate quality and better optimizing the flow sheet. This optimization work will further enhance the consistency and value of the final concentrate produced allowing for key concentrate offtake discussions to begin. Another focus area will be to gain a better understanding of the geotechnical characteristics in the open-pit which will allow for further pit optimization studies. Preparations and planning for these work programs are ongoing.

Skeena has already begun the comprehensive environmental studies that are required for permitting and has initiated community engagement and consultation with Indigenous Nations. Skeena has developed a comprehensive environmental program designed to fill identified historical data gaps and to enhance existing data to meet current standards. Rescan Tahltan Environmental Consultants (RTEC), a subsidiary of ERM, has been engaged to carry out the environmental studies.

Relations with Indigenous Communities

Skeena’s Board of Directors has established the following principles to guide the Company and its management, workers and contractors in responsible exploration:

•	Foster cooperation and understanding through frequent communication with our neighbours

•	Encourage and support exploration and development activities that limit impacts to wildlife and the environment

•	Communicate our proposed project plans and activities openly, and work to address concerns

•	Hire workers locally and provide training

•	Offer local businesses the opportunity to supply materials and services

•	Align our exploration and development activities with local social, environmental and economic considerations

•	Use local knowledge and build capacity to support cooperative approaches to resource management, and promote long term sustainability

•	Continue to improve our health and safety, environmental and social programs

One of Skeena’s founding principles of is to work closely with Indigenous Communities to achieve the responsible development of our projects, and to make a positive difference in the places we work. We believe in building and sustaining mutually beneficial and supportive relationships with Indigenous Communities by creating a foundation of trust and respect, through open, honest and timely communication.

To further these goals, Skeena has established both a Communications Agreement and an Exploration Agreement with the Tahltan Central Government covering the Eskay Creek and Snip projects. The Communications Agreements provides a protocol and framework for communication activities with the Nation; establishing a system and schedule for ongoing community engagement, and discussions with community leadership. The Exploration Agreement addresses employment and contracting opportunities, permit application reviews, environmental monitoring, protection of cultural resources, and capacity funding support to the Tahltan Central Government related to Skeena’s exploration work in Tahltan traditional territory. Collectively, these agreements support the ongoing development of the strong collaborative relationship between Skeena and Tahltan.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

DISCUSSION OF OPERATIONS

The Company completed the quarter with working capital1 of $11,002,315 (Dec 31, 2019 - $10,617,822). Being in the exploration stage, the Company does not have revenue from operations, and has historically relied on equity funding and non-arm’s length loans for its continuing financial liquidity.

On December 16, 2019, the Company raised gross proceeds of $16,000,000 through a private placement financing, issuing 19,512,196 flow through shares at a price of $0.820. Cash finder’s fees of $719,316 were paid in connection with the private placement. No warrants, options, or bonus shares were issued in conjunction with this financing.

On March 31, 2020, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $15,015,000 were raised by the issuance of 13,000,000 British Columbia super-flow-through shares at a price of $1.155 per flow-through share.

On April 15, 2020, the Company closed the second and final tranche of a non-brokered private placement offering, whereby gross proceeds of $18,246,506 were raised by the issuance of 5,772,910 British Columbia super-flow-through shares at a price of $1.155 per flow-through share and 11,027,424 National flow-through shares at $1.05 per flow-through share.

In relation to the financing that closed in two tranches on April 15 and March 31, 2020, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned use of Proceeds	Amount	Actual use of Proceeds	Amount
Exploration activities	$33,261,506	Exploration activities	$29,259,431
		Exploration-related capital asset additions (buildings and field equipment)	4,002,075
		Total	$33,261,506

On May 1, 2020, the Company announced that it had completed the sale of the Company’s 100% interest in the GJ Property to Newcrest Red Chris Mining Limited (“Newcrest”) for consideration of $7,500,000 cash and the assumption by Newcrest of future payment obligations and royalties on the GJ Project (the “Newcrest Agreement”).

On July 6th 2020 the Company announced an agreement to acquire the Eskay Creek project from Barrick Gold. Skeena and Barrick agreed to amend the terms of the Initial Option agreement. Under the renegotiated “Definitive Agreement” signed August 4, 2020, Barrick relinquished its right to repurchase 51% of Eskay Creek and instead, as a result of this transaction Barrick has become a significant shareholder in Skeena. On October 2, 2020, the Company announced the successful acquisition of Eskay from Barrick.

Skeena acquired a 100% ownership interest in Eskay Creek in exchange for:

•	The issuance to Barrick of 22,500,000 units, with each unit comprised of one common share of Skeena and one non-transferrable half warrant. The exercise price of each non-transferrable full warrant of $2.70 is approximately a 60% premium to the 20-day VWAP and a 35% premium to the closing price of the shares on July 3, 2020, the date of signing a binding term sheet; and

•	The grant of a 1% NSR royalty on the entire Eskay Creek land package. Half of that royalty may be repurchased from Barrick during the 24-month period after closing, at a cost of $17,500,000; and

•	A contingent payment, payable if Skeena sells more than a 50% interest in Eskay Creek during the 24-month period after closing, of $15,000,000.

Barrick announced that it owned approximately 12.4% of Skeena’s shares outstanding after closing. If Barrick were to exercise the warrants, its ownership of Skeena would increase to 17.2% on a partially diluted basis and Skeena would receive cash proceeds of $30,400,000. From the closing date, Barrick will be subject to an 18-month standstill, such that its ownership of Skeena shall not exceed 19.9%. So long as Barrick maintains at least a 10% ownership in Skeena on a partially diluted basis, it will have a right to maintain its pro-rata ownership via participation in future Skeena financings and to appoint a Director to Skeena’s Board of Directors.

1 Working capital is a non-GAAP measure and is defined as current assets less current liabilities.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

On August 20th, 2020 the company received final approval to list the common shares of the company on the TSX following graduation from the TSXV.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

EXPLORATION AND EVALUATION EXPENSES

Three months ended September 30, 2020	Eskay	Snip	Total
Claim renewals and permits	$46,941	$9,642	$56,583
Fieldwork, camp support and local office	7,188,103	671,458	7,859,561
Assays, analysis and storage	664,414	59	664,473
Community relations	26,534	-	26,534
Drilling	5,366,694	-	5,366,694
Environmental studies	1,027,048	298,998	1,326,046
Geology, geophysics, and geochemical	2,510,193	78,657	2,588,850
Fuel	736,897	31,800	768,697
Helicopter	2,591,238	166,371	2,757,609
Electrical	23,851	7,799	31,650
Metallurgy	178,271	-	178,271
Amortization	182,142	-	182,142
Accretion	32,307	-	32,307
Share-based payments	148,051	9,644	157,695
Total for the three months ended Sep. 30, 2020	$20,722,684	$1,274,428	$21,997,112

Nine months ended September 30, 2020	Eskay	Snip	Total
Claim renewals and permits	$73,726	$56,051	$129,777
Fieldwork, camp support and local office	10,809,907	1,088,552	11,898,459
Assays, analysis and storage	1,024,348	26,329	1,050,677
Community relations	85,037	12,831	97,868
Drilling	6,405,539	-	6,405,539
Environmental studies	2,069,114	463,532	2,532,646
Geology, geophysics, and geochemical	3,988,758	410,962	4,399,720
Fuel	905,761	55,346	961,107
Helicopter	2,850,336	227,356	3,077,692
Electrical	35,738	7,799	43,537
Metallurgy	249,668	-	249,668
Amortization	185,095	-	185,095
Accretion	33,640	-	33,640
Share-based payments	658,873	42,911	701,784
Total for the nine months ended Sep. 30, 2020	$29,375,540	$2,391,669	$31,767,209

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

Three months ended September 30, 2019	Blackdome	GJ	Eskay	Snip	Total
Claim renewals and permits	$150,027	$-	$37,377	$36,333	$223,737
Fieldwork, camp support and local office	10,011	411	565,846	1,740	578,008
Camp housing & transport	-	-	463,556	-	463,556
Assays and analysis/storage	-	1,136	89,394	13,396	103,926
Community relations	161	745	7,265	1,446	9,617
Drilling	-	-	854,445	-	854,445
Environmental studies	18,955	-	38,044	4,480	61,479
Geology, geophysics, and geochemical	15,288	237	1,004,708	42,848	1,063,081
Fuel	-	-	71,410	-	71,410
Helicopter	9,610	-	432,657	6,688	448,955
Metallurgy	-	-	93,907	-	93,907
Share based payments	-	-	238,515	124,351	362,866
Share based payments	-	-	-	-	-
Total for the three months ended Sep. 30, 2019	$204,052	$2,529	$3,897,124	$231,282	$4,334,987

Nine months ended September 30, 2019	Blackdome	GJ	Eskay	Snip	Total
Claim renewals and permits	$191,765	$-	$119,949	$90,146	$401,860
Fieldwork, camp support and local office	14,722	1,235	663,576	67,747	747,280
Camp housing & transport	-	-	463,556	-	463,556
Assays and analysis/storage	-	1,318	102,708	50,927	154,953
Community relations	161	11,201	23,793	64,862	100,017
Drilling	-	-	854,445	-	854,445
Environmental studies	43,959	-	81,430	10,215	135,604
Geology, geophysics, and geochemical	39,271	3,150	1,614,399	418,733	2,075,553
Fuel	-	-	71,116	-	71,116
Helicopter	9,610	-	440,902	18,859	469,371
Metallurgy	-	-	279,713	-	279,713
Share based payments	-	-	526,216	210,848	737,064
Share based payments	-	-	-	-	-
Total for the nine months ended Sep. 30, 2019	$299,488	$16,904	$5,241,803	$932,337	$6,490,532

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

SUMMARY OF QUARTERLY RESULTS

The following tables report selected financial information of the Company for the past eight quarters.

Quarter ended	30-Sep-20	30-Jun-20	31-Mar-20	31-Dec-19
Revenue (1)	-	-	-	-
Loss for the quarter	$(2) (17,782,689)	$(3) (1,118,589)	$(4) (5,078,919)	$(5) (13,517,659)
Loss per share	$(0.10)	$(0.01)	$(0.04)	$(0.13)

Quarter ended	30-Sep-19	30-Jun-19	31-Mar-19	31-Dec-18
Revenue(1)	-	-	-	-
Loss for the quarter	$(6) (8,870,741)	$(7) (3,220,462)	$(8) (1,474,001)	$(9) (4,639,536)
Loss per share	$(0.08)	$(0.03)	$(0.02)	$(0.05)

(1)	this being an exploration stage company, there are no revenues from operations;

(2)	includes exploration expenditures of $21,997,112 and share-based payments of $438,619

(3)	includes exploration expenditures of $4,949,020 and share-based payments of $599,177

(4)	includes exploration expenditures of $4,821,077 and share-based payments of $397,976

(5)	includes exploration expenditures of $6,267,537 and impairment of mineral property interests of $7,362,175

(6)	includes exploration expenditures of $4,334,987, share-based payments of $932,424 and impairment of mineral property interests of $3,283,144

(7)	includes exploration expenditures of $1,451,598 and share-based payments of $835,602

(8)	includes exploration expenditures of $703,947 and unrealized loss on marketable securities of $142,500

(9)	includes exploration expenditures of $4,020,959 and gain on option of mineral property of $391,251

Loss for the quarter ended September 30, 2020

Losses of $17,782,689 in the three months ended September 30, 2020 (“Q3-20”) were greater than the losses of $8,870,741 incurred in the quarter ended September 30, 2019 (“Q3-19”), primarily due to greater exploration expenditures. In Q3-20, the Company incurred $21,997,112 in exploration expenditures, compared to $4,334,987 in Q3-19. Exploration activity levels were higher in Q3-20 than in Q3-19 due to costs related to the drill program at Eskay Creek in Q3-20, with no comparable drill program in Q3-19.

Share-based payments decreased from $932,424 in Q3-19 to $438,619 in Q3-20 as incentive options granted to directors, officers, employees and consultants of the Company vested immediately in Q3-19 but vested over time in Q3-20.

An increase in the flow-through share premium recovery from $588,922 in Q3-19 to $3,969,254 in Q3-20 served to decrease the loss for Q3-20. This recovery fluctuates based on a number of factors, but generally increases with an increase in exploration expenditures that qualify to satisfy outstanding requirements to renounce expenditures to flow-through-share investors.

Wages, professional fees and consulting costs have all increased in Q3-20 as compared with Q3-19. This is as a result of hiring and retaining additional people in order to increase capacity.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

Loss for the nine months ended September 30, 2020

Losses of $23,980,197 in the nine months ended September 30, 2020 (“9M-20”) were greater than the losses of $13,565,204 recorded for the nine months ended September 30, 2019 (“9M-19”), primarily due to greater exploration expenditures in 9M-20, which in turn tends to drive additional flow through share premium recovery, as we have witnessed in 9M-20, with the recovery reaching $5,529,740. Exploration expenses were $6,490,532 in 9M-19 compared to $31,767,209 in 9M-20.

Wages, professional fees and consulting costs have all increased in 9M-20 as compared with 9M-19. This is as a result of hiring and retaining additional people in order to increase capacity.

Finally, interest income increased to $327,603 in 9M-20 from an expense of $31,317 in 9M-19. The gain on marketable securities also increased to $2,928,405 from a loss of $643,220 in H2-19, and the gain on sale of mineral properties increased from $Nil in 9M-19 to $4,118,439 in 9M-20. Each of these positive improvements acted to decrease the overall loss in H2-20

Cash flows for the nine months ended September 30, 2020

The Company’s operating activities consumed net cash of $30,466,543 (2019 – $4,068,122) during 9M-20. The higher 2020 operating cash consumption was due in part to the higher 2020 net loss, but also as a result of the non-cash gains and recoveries in H2-20 which served to decrease the loss, but not the cash consumption.

In 9M-20, the Company closed a private placement financing in two tranches, on March 31 and April 15, 2020, which resulted in a net cash inflow to the Company of $32,075,871 (9M-19 - $6,521,743), comprised of gross proceeds of $33,261,506 less legal costs and finders’ fees of $1,185,635. Additionally, in 9M-20 the Company collected proceeds of $5,571,366 (9M-19 - $Nil) and $721,779 (9M-19 - $Nil) from the exercise of warrants and options, respectively. The Company collected proceeds of $222,310 in 9M-20 for options which were exercised subsequent to period end (9M-19 - $Nil).

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital2 of $11,002,315 as of September 30, 2020 (December 31, 2019 – $10,617,822). The increase in working capital is a result of the Company completing an equity financing during 9M-20 and therefore increasing its cash balance. Being in the exploration stage, the Company does not have revenues from operations, and relies on equity financing for its continuing financial liquidity.

The Company’s most recent private placement was completed on April 15, 2020, raising total gross proceeds of $33,261,506 in two tranches. This transaction is more fully described in the “Financing Transactions” portion of the section above labelled “Recent Transactions.”

Management cautions that the Company’s ability to raise further funding is not certain. Additional funds will be required in order to pursue the Company’s current exploration plans. The Company has a commitment to incur a certain amount of flow-through eligible expenditures as a result of various flow-through financings completed. These commitments are further described in Note 13 of the financial statements for the period ended September 30, 2020. An inability to raise additional funds would adversely impact the future assessment of the Company as a going concern.

2 Working capital, a non-GAAP-measure is defined as current assets net of current liabilities.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

CHANGES IN ACCOUNTING POLICIES

Accounting policies used in the quarter are as set out in the audited annual financial statements for the year ended December 31, 2019, with the adoption of updated policies to comply with evolving International Financial Reporting Standards, which are described below.

NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ADOPTED

The IASB has issued a number of amendments to standards and interpretations, some of which were not yet effective in 2020. Amendments not yet effective have not been applied in preparing these condensed interim consolidated financial statements.  It is anticipated that these amendments will have no impact on the Company’s financial statements when they are adopted in future years. Effective January 1, 2020, the Company has adopted the following new standards and amendments:

•	Amendments to IFRS 3, Business Combinations (“IFRS 3”) (assist in determining whether a transaction should be accounted for as a business combination or an asset acquisition. It amends the definition of a business to include an input and a substantive process that together significantly contribute to the ability to create goods and services provided to customers, generating investment and other income, and it excludes returns in the form of lower costs and other economic benefits. This amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

•	Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) will affect entities that apply the hedge accounting requirements to hedging relationships directly affected by the interest rate benchmark reform. The amendments modify specific hedge accounting requirements, so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark is not altered as a result of the interest rate benchmark reform. If a hedging relationship no longer meets the requirements for hedge accounting for reasons other than those specified by the amended Standards, then discontinuation of hedge accounting is still required. This amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarifies the guidance on whether a liability should be classified as either current or non-current. The amendments:

•	clarify that the classification of liabilities as current or non-current should only be based on rights that are in place "at the end of the reporting period"

•	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability

•	make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This amendment is effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The extent of the impact of adoption of this amendment has not yet been determined.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in Note 2 of the financial statements for the year ended December 31, 2019.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, marketable securities, and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest risk arising from the financial instruments. The Company is exposed to credit risk in relation to the receivable balances, however, most of the receivables balance included in financial instruments consists of trade receivables due within 30 days. Interest risk and credit risk are managed for cash by maintaining deposits in redeemable GIC’s or savings accounts belonging to a major Canadian bank or credit union. Credit risk is managed for receivables by seeking prompt payment, monitoring the age of receivables, and making follow up inquiries when receivables are not paid in a timely manner. The Company manages its currency risk by periodically adjusting the principal foreign currency cash balances to approximately match foreign currency liabilities. This helps to reduce the Company’s gains and losses as a result of fluctuations in foreign exchange rates. Interest on short-term deposits is classified as interest income on the Consolidated Statement of Comprehensive Loss. There are no gains, losses or expenses associated with this financial instrument. The Company does not engage in any hedging activities. Other financial instruments do not generally expose the Company to risk that is significant enough to warrant reducing via purchasing specific insurance or offsetting financial instruments. Further discussion of these risks is presented in Note 4 of the audited consolidated financial statements for the year ended December 31, 2019.

RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the periods is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Director remuneration[1]	$28,750	$26,250	$86,639	$91,042
Officer & key management remuneration[1]	$402,594	$177,518	$800,094	$532,530
Share-based payments	$448,320	$840,335	$1,462,349	$1,648,982

[1]	Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

Key management compensation

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the three and nine months ended September 30, 2020 and 2019. Director remuneration is comprised of $33,750 paid to Craig Parry, $26,250 paid to Borden Putnam, $25,181 paid to Suki Gill, and $1,458 paid to Don Siemens, in relation to director compensation. Officer and key management remuneration is comprised of $245,000 paid to Walter Coles, Chief Executive Officer, $160,000 paid to Andrew MacRitchie, Chief Financial Officer, $182,594 paid to Shane Williams, Chief Operating Officer and $212,500 paid to Paul Geddes, Vice President, Exploration & Resource Development, in relation to salaries. The Black-Scholes value attributable to incentive stock options for the nine months ended September 30, 2020 was $575,017 to directors and $887,332 to officers and key management (2019: $633,622 to directors and $1,015,360 to officers and key management).

Recoveries

During the period ended September 30, 2020, the Company recovered $95,410 (period ended September 30, 2019 - $69,813) in rent and salary recoveries from Anacott Resources Corp., a company with an officer in common, as a result of billing employee time for services provided and charging rent fees.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at September 30, 2020 is $5,883 (December 31, 2019 - $479,083) due to Borden Putnam, in relation to director compensation.

Receivables

Included in receivables at September 30, 2020 is $7,098 (December 31, 2019 - $46,428) due from companies with common directors or officers, in relation to office rent and other recoveries. The balance is comprised of $4,090 due from Anacott Resources Corp. and $3,008 due from Virginia Energy Resources Inc.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

RISK FACTORS AND MANAGEMENT’S RESPONSIBILITY OVER FINANCIAL REPORTING

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may change.

There were no changes in our internal controls over financial reporting during the three months ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the President and Chief Executive Officer and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

In connection with National Instrument 52-109F2 – IPO/RTO (Certification of Interim Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer) (“NI-52-109F2”), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Certificate of Interim Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer with respect to the financial information contained in the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 and this accompanying MD&A (together, the “Interim Filings”).

For further information, the reader should refer to the Certificate of Interim Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer filed by the Company on SEDAR at www.sedar.com.

Risk Factors

Development-stage mineral exploration companies face a variety of risks and, while unable to eliminate all of them, the Company aims at managing and reducing such risks as much as possible.

Few exploration projects successfully achieve development due to factors that cannot be predicted or anticipated, and even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and retains experienced consultants to assist in its risk management and to make timely adequate decisions.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.

The price of the commodities being explored is also a significant risk factor, as a substantial decline in their price could result in a decision to abandon a specific project.

Environmental laws and regulation could also impact the viability of a project. The Company has ensured that it has complied with these regulations, but there can be changes in legislation outside the Company's control that could also add a risk factor to a project.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

Finally, operating in a specific country has legal, political and currency risks that must be carefully considered to ensure their level is commensurate to the Company's assessment of the project.

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared the outbreak to constitute a pandemic. The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, including Canada, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions. To date the Company’s operations have not been materially negatively affected by these events. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration of the impact, nor the severity of the consequences, as well as their impact, if any, on the financial position and results of the Company for future periods.

CONTINGENCY

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

Eilat, and related parties, have on a number of occasions asserted certain claims against the Company pertaining to the Asset Purchase Agreement (“APA”) dated April 14, 2014 and April 27, 2015 governing the Company’s purchase of the Spectrum property. The Company received formal notices of civil claims in relation to the APA, in April of 2016. Notably, no further steps have been taken by the litigant since bringing the claims. In the opinion of management, the outcome of these events is not determinable at this time, and these matters are not expected to have a material effect on the consolidated financial statements of the Company.

The Company has previously had operations in other countries, and has not yet completed the formal process of dissolution of a subsidiary company. There may be amounts owed by that subsidiary company, including mining concession fees unpaid since January 2014, estimated to be $100,000 per year, that are not probable to require an outflow of future economic benefits to satisfy. As a result, the Company has not accrued those amounts as liabilities.

On October 2, 2020, the Company announced the successful acquisition of Eskay from Barrick. The renegotiated “Definitive Agreement” contains a contingent payment, payable if the Company sells more than a 50% interest in Eskay Creek during the 24-month period after closing, of $15,000,000. Further discussion of this agreement is presented in Note 9 of the condensed interim consolidated financial statements for the nine months ended September 30, 2020.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

September 30, 2020

OUTSTANDING SHARE DATA

The following section updates the Outstanding Share Data provided in the unaudited condensed consolidated financial statements for the period ended September 30, 2020.

Common Shares:

Shares outstanding at September 30, 2020	171,683,101
Options exercised	449,000
Units issued to Barrick	22,500,000
Shares outstanding at November 12, 2020	194,632,101

Stock Options:

Options outstanding at September 30, 2020	16,311,554
Options exercised	(449,000)
Options outstanding at November 12, 2020	15,862,554

Warrants:

Warrants outstanding at September 30, 2020	-
Warrants attached to units issued to Barrick	11,250,000
Warrants outstanding at November 12, 2020	11,250,000

Incentive Shares, reserved but unissued:

Long-term incentive shares reserved for future issuance
upon satisfaction of vesting conditions at September 30, 2020 and November 12, 2020	192,308